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August 19, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Attn.:   Mark Kronforst
Fax:     202-772-9210

Re:      Prism Software Corporation
         Form 10-KSB for the Year Ended December 31, 2004
         (File No. 0-21713)

Mr. Kronforst:

         This is in response to your letter of June 24, 2005 concerning the Annual Report on Form 10-KSB for the year ended December 31, 2004 of Prism Software Corporation, in which you responded to our correspondence of June 20, specifically regarding the matter of our revenue recognition policy for first-year maintenance agreements. This was followed up with two conference calls on August 11 and August 12 with you, Prism Software and a representative from Cacciamatta Accountancy Corporation (our auditors).

         Our policy of recognizing revenue for first-year maintenance agreements up front, beginning in the fourth quarter of 2004, was based on our interpretation of Paragraph 57 of SOP 97-2 as we tried to match revenue with up front direct costs required for actual maintenance work, which we had reviewed historically and believed would continue in a similar pattern in the future. However, we had inadvertently not taken into account the indirect costs of maintaining our technical support function on an ongoing basis, which is not dependent on the pattern of our direct costs. Therefore, beginning with the quarter ended June 30, 2005, we have changed the recognition policy for first-year maintenance agreements to one that defers the revenue and recognizes it on a straight line basis over the terms of the related agreements.

         In conjunction with this change we reviewed the pro forma effect it would have if it were applied retroactively to the financial statements for the year ended December 31, 2004 and the quarter ended March 31, 2005, which had been published in Forms 10-KSB and 10-QSB, respectively, and which are the only financial statements for which any of this revenue had been recognized up front. We concluded that deferring and straight-lining the revenue recognition would have reduced revenue by approximately $13,000 in both of these periods. For the year ended December 31, 2004, this difference was less than 2% of revenue and just over 0.1% of stockholders' equity (deficit). For the quarter ended March 31, 2005, the difference was just over 2% of revenue and just over 0.1% of stockholders' equity (deficit). Therefore, we concluded that the pro forma effects would be immaterial individually and in the aggregate to the financial statements for these periods and no changes would need to be made to these previously published financial statements.




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As with our correspondence of June 20, we do acknowledge:

     o Prism Software is responsible for the adequacy and accuracy of the disclosure in the filing;
     o SEC staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
     o Prism Software may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Thank you,

/s/ Michael Cheever
---------------------------------
Michael Cheever, Treasurer
Prism Software Corporation
15500-C Rockfield Blvd.
Irvine, CA  92618